February 13, 2008
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Jennifer Riegel

Re:	RXi Pharmaceuticals Corporation
Registration Statement on Form S-1
File No. 333-147009
Amendment No. 4 filed on February 13, 2008
Ladies and Gentlemen:
     On behalf of RXi Pharmaceuticals Corporation (the “Company” or “RXi”), we are responding to the comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated February 12, 2008 with respect to the above referenced filing. The Company has filed today with the Commission Amendment No. 4 to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). We have reproduced the text of the comments below, followed by the responses that we have been authorized to make on behalf of the Company and the other parties to the above referenced filings. The numbers correspond to the numbers of the comments in the letter of the Staff.
     We greatly appreciate the cooperation of the Staff in reviewing our responses. To facilitate your review, we are also sending supplementally to your attention in an overnight package five clean copies of Amendment No. 4 and five copies marked to show changes since the filing of Amendment No. 3 to the Registration Statement on February 1, 2008, along with a copy of this letter.

Securities and Exchange Commission
Attn: Jennifer Riegel	-2-	February 13, 2008
General
1.	In your next amendment, please revise your registration fee table to reflect the fee calculated in connection with the registration of the offer and sale of the common stock being distributed in the spin-off and the common stock being offered for resale in the Award and Resale prospectuses. The fee regarding the shares distributed in the spin-off should be calculated using book value in accordance with Rule 457(0(2) and the fee regarding the remaining shares being offered should be calculated in accordance with Rule 457(a) derived from bona fide offering price range which will be reflected on the cover page of the Resale Prospectus. Please revise accordingly.
RESPONSE: The Company has revised the registration fee table in response to the Staff’s comment to reflect the separate calculation of (a) the fee payable in connection with the registration of the offer and sale of both (i) the common stock being distributed by CytRx Corporation to holders of CytRx Corporation common stock and (ii) the common stock being awarded to certain directors, officers and employees of CytRx Corporation, calculated in accordance with Rule 457(f)(2) of the Securities Act of 1933, as amended (the “Act”), and (b) the fee payable in connection with the registration of the offer and sale of the common stock under the resale prospectus, calculated in accordance with Rule 457(a) of the Act. As a result of this recalculation, the Company has paid an additional $50 registration fee.
Resale Prospectus
2.	We note that you have included a price range of $10 to $20 per share until your shares are quoted on the NASDAQ Capital Market. Please note that your price range must be bone fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20. Please revise accordingly.
RESPONSE: The Company has revised the cover page of the resale prospectus in response to the Staff’s comment to reflect a price range of $10 to $12.

As we have discussed, we hope to have the Registration Statement declared effective on February 14, 2008 and have filed a request for acceleration of the effectiveness of the Registration Statement for that date. If you have any questions concerning Amendment No. 4 to the Registration Statement or if you anticipate any reason why the Registration Statement will not be declared effective on February 14th, please contact me at (617) 951-7826 or Laurie Churchill of this firm at 617-951-7453. We appreciate your assistance with this filing.
Best regards,

/s/ Marc A. Rubenstein
Enclosures

cc:	Stephen J. DiPalma Benjamin S. Levin, Esq. Dale E. Short, Esq.